Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

EON COMMUNICATIONS CORPORATION

eOn Communications Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

I. The amendment to the Amended and Restated Certificate of Incorporation filed on February 9, 2000 of the Corporation (the “Certificate of Incorporation”) set forth below was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

II. Article FOURTH of the Certificate of Incorporation is amended to read in its entirety as follows:

FOURTH:

Authorized Stock. The total number of shares of stock which the Corporation shall have authority to issue is 10,000,000 shares of common stock of the par value of $.0050 per share, and 10,000,000 shares of preferred stock of the par value of $.001 per share.

Effective as of 5:00 p.m., Eastern time, on the date this Certificate of Amendment is filed with the Secretary of State, each five (5) outstanding shares of common stock of the Corporation will be combined into and automatically become one (1) outstanding share of common stock of the Corporation. No fractional share shall be issued in connection with the foregoing reverse stock split; all shares of common stock so combined that are held by a stockholder will be aggregated subsequent to the foregoing reverse stock split and each fractional share resulting from such aggregation held by a stockholder shall be rounded up to the nearest whole share.

Authorization, Designation and Issuance of Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law and the provisions of this Article FOURTH, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

(A) The number of shares constituting that series and the distinctive designation of that series;

(B) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(C) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(D) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(E) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they shall be redeemable, and the amount per share payable in case of redemption,which amount may vary under different conditions and at different redemption dates;

(F) Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

(G) The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(H) Any other relative rights, preferences and limitations of that series.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its authorized officer, on April 17, 2008.

By	/s/ Stephen R. Bowling
Stephen R. Bowling
Vice President, Chief Financial Officer

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